7

08002417

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME San Gold Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 1 2 2008

**NEW ADDRESS

THOMSON REUTERS

FILE NO. 82- ~~35709~~ 35709   FISCAL YEAR 12-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐   AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐   SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/8/08

082-35709

SAN GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

12-31-07
AR/S

Scarrow & Donald LLP

SCARROW & DONALD LLP
CHARTERED ACCOUNTANTS
100 - Five Donald Street
Winnipeg, Manitoba R3L 2T4
Telephone: (204) 982-9800
Fax: (204) 474-2886
www.scarrowdonald.mb.ca

April 28, 2008

AUDITORS' REPORT

To the Shareholders of
San Gold Corporation:

We have audited the consolidated balance sheets of San Gold Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits..

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Scarrow & Donald LLP

Chartered Accountants
Winnipeg, Canada

SAN GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$ 6,628,673	$ 12,210,678
Accounts receivable	2,193,518	1,862,244
Marketable securities (Note 3)	33,608,756	837,332
Supply inventory	968,956	788,961
Gold in process	4,135,900	2,719,891
Prepaid expenses	272,702	180,525
Restricted accrued interest (Note 16)	3,513,275	80,805
	51,321,780	18,680,436
PROPERTY, PLANT AND EQUIPMENT (Note 4)	9,555,848	6,878,139
MINERAL PROPERTIES (Note 5)	36,912,653	28,245,175
OTHER ASSETS		
Collateral deposit	450,000	450,000
Deferred financing costs (Note 6)	-	877,604
Mining claims and options (Note 7)	852,649	332,649
Restricted promissory note (Note 16)	113,869,000	58,869,000
	115,171,649	60,529,253
	$ 212,961,930	$ 114,333,003

LIABILITIES

	2007	2006
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 4,777,732	$ 4,893,516
Convertible debentures (Note 13)	12,294,675	-
Deferred revenue (Note 16)	2,482,659	644,383
Current portion long-term debt (Note 8)	353,063	172,950
Current portion of royalty obligation (Note 16)	4,212,859	579,013
	24,120,988	6,289,862
LONG-TERM LIABILITIES		
Asset retirement obligation (Note 9)	1,347,138	1,222,306
Convertible debentures (Note 13)	-	15,811,741
Long-term debt (Note 8)	450,200	253,155
Royalty obligation (Note 16)	113,868,153	58,868,163
	115,665,491	76,155,365

SHAREHOLDERS' EQUITY

	2007	2006
Share capital (Note 10)	143,170,923	65,466,412
Contributed surplus (Note 12)	10,314,471	5,428,333
Deficit	(80,309,943)	(39,006,969)
	73,175,451	31,887,776
	$ 212,961,930	$ 114,333,003

Commitment (Note 19)

APPROVED BY THE BOARD: *"Hugh Wynne"* __________ Director

"Dale Ginn" __________ Director

SAN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31

	2007	2006
REVENUE	$ 4,422,817	$ 768,771
OPERATIONS		
Operations	18,462,510	8,502,278
Asset retirement accretion	124,832	113,973
Amortization of property, plant, & equipment	2,158,455	64,602
Depletion of mineral properties	914,747	445,647
INCOME/(LOSS) FROM OPERATIONS	(17,237,727)	(8,357,729)
Exploration	6,583,386	7,496,599
General and administrative	6,745,136	5,829,586
Accretion of convertible debentures	570,198	305,218
Amortization of financing fees	585,716	294,567
Royalty expense	4,212,859	578,176
Interest expense	1,823,809	962,861
Share based compensation	1,376,210	2,780,299
NET INCOME/(LOSS) BEFORE OTHER REVENUE	(39,135,041)	(26,605,035)
OTHER REVENUE		
Indemnification fee	84,229	64,907
Mineral exploration assistance program	-	195,040
Interest income	6,524,490	5,091,471
INCOME/(LOSS) BEFORE INCOME TAX	(32,526,322)	(21,253,617)
Future income tax recovery	2,589,600	2,807,800
INCOME/(LOSS) FOR THE YEAR	(29,936,722)	(18,445,817)
RETAINED EARNINGS/(DEFICIT) - BEGINNING OF THE YEAR	(39,006,969)	(17,473,460)
Adjustment of marketable securities to fair value (Note 2n)	40,426	-
Share issue costs	(8,863,528)	(552,371)
Warrants expired	46,450	272,479
Future income tax on flow-through shares	(2,589,600)	(2,807,800)
RETAINED EARNINGS/(DEFICIT) - END OF THE YEAR	$ (80,309,943)	$ (39,006,969)
LOSS PER COMMON SHARE: Basic & diluted	$ (0.19)	$ (0.16)

SAN GOLD CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31

	2007	2006
OPERATING ACTIVITIES		
Loss for the period	$ (29,936,722)	$ (18,445,817)
Add: Items not affecting cash		
Accretion - convertible debentures	570,198	305,218
Accretion - asset retirement obligation	124,832	113,973
Amortization - financing fees	585,716	294,567
Amortization - property, plant and equipment	2,158,455	64,602
Depletion - mineral properties	914,747	445,647
Fair market value adjustment on marketable securities	(1,861)	-
Deferred revenue realized	(84,229)	(64,907)
Share-based payments for services	658,000	-
Share-based payments for debenture interest	1,611,518	-
Share-based compensation	1,376,210	2,780,299
Future income tax recovery	(2,589,600)	(2,807,800)
Net change in non-cash working capital	(1,366,686)	(1,353,559)
	(25,979,422)	(18,667,777)
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(4,836,164)	(3,120,333)
Investment in mineral properties	(9,582,225)	(10,716,426)
Change in marketable securities	(32,769,563)	(771,438)
Investment in promissory note	(55,000,000)	(48,869,000)
Purchase of mining claims and options	-	(50,000)
	(102,187,952)	(63,527,197)
FINANCING ACTIVITIES		
Proceeds from shares issued and subscribed	71,315,698	26,899,815
Proceeds from long-term debt	719,389	124,014
Proceeds from debentures	-	16,734,000
Proceeds from royalty obligation	55,000,000	48,869,000
Convertible debt issue costs	-	(1,172,171)
Share issue costs	(4,107,487)	(442,348)
Repayment of long-term debt	(342,231)	(151,530)
	122,585,369	90,860,780
CHANGE IN CASH	(5,582,005)	8,665,806
CASH, BEGINNING OF THE YEAR	12,210,678	3,544,872
CASH, END OF THE YEAR	$ 6,628,673	$ 12,210,678
Supplementary Information		
Interest paid	$ 460,823	$ 88,034

1. Nature of operations and going concern assumption

The Company's main operation consists of exploring for and the mining and milling of gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration expenditures. The recoverability of deferred expenditures is dependent upon a number of factors, including the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration; development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production. Active ore production is dependent upon the market price of gold ore, management of production and capital costs, and adequate capital resources to fund operational activities.

For the year ended December 31st, 2007, the Company had a loss of $29,936,722 (December 31st, 2006 - $18,445,817). In addition to ongoing working capital requirements, the Company may be required to secure sufficient funding for exploration and development programs, general and administration costs and interest charges. Although management may have been successful in the past in undertaking financings, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

2. Significant accounting policies

a) Accounting principles and currency

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars, as it is the primary functional currency in which the transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to Canadian dollars at the rate of exchange prevailing at the end of the financial year. Translation gains and losses arising at period end, as well as those arising on the transaction of settled transactions occurring in currencies other than the functional currency, are included in the net loss. All reference to dollars ($) are to Canadian dollars unless otherwise noted.

b) Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. The most critical accounting policies, upon which the Company's financial statements depend, are those requiring estimates of proven and probable reserves, recoverable ounces therefrom, capitalization of mineral properties, and assumptions of operating costs and future gold prices. Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depletion and amortization are charged to earnings. In addition, management must estimate costs associated with mine reclamation and closure costs. Should an adjustment become necessary, it would be reported in earnings in the period in which it becomes known.

2. Significant accounting policies (continued)

c) Mineral reserves

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions. A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities. If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company's earnings and net assets.

d) Principles of consolidation

These consolidated financial statements include the financial assets and liabilities and results of operations of the Company and of its wholly owned subsidiary Rice Lake Joint Venture Inc. The financial assets and liabilities and results of operations of Rice Lake Joint Venture Inc. are the consolidation of Rice Lake Joint Venture Inc. and its wholly owned subsidiary corporation Rice Lake Gold Corporation, and its wholly owned subsidiary corporations 6493068 Canada Ltd., 6573258 Canada Ltd., and 6772684 Canada Ltd. Rice Lake Gold Corporation and Rice Lake Joint Venture were amalgamated on January 1, 2008.

e) Income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted and substantially enacted income tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in income in the year that the income tax rate change is considered substantively enacted. When necessary, a valuation allowance is recorded to reduce future income tax assets to an amount that will more likely than not be realized.

Exploration expenditures deductions and development property costs capitalized for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax regulations. The tax effect related to renounced expenditures is recorded as a reduction of retained earnings and an increase in future income tax liabilities. The recognition of previously unrecognized future income tax assets is credited to income tax expense.

f) Revenue recognition

Revenue is recognized when all of the activities to produce the gold have been completed by the Company and the risks and rewards of ownership have been transferred. This occurs when the gold is received by the purchasers at the point of shipping from the mill. Adjustments to accounts receivable, if any, between the date of title transfer and the settlement date are recorded when determinable.

Dore bars and gold in process are recorded in inventory at the lower of average production cost and net realizable value.

Mineral exploration assistance program revenue is recorded at the time the Company is notified by the Province of Manitoba that their claim has been approved.

Interest and the indemnification fee revenue are recorded on a time proportion basis.

2. Significant accounting policies (continued)

g) Capitalization policy for mineral properties

Exploration expenditures and near term ore development costs are expensed as incurred. This relates to activities that are directed towards less than proven and probable ore reserves. Factors considered in determining whether activity at a property is near term or longer term development include: the probability of future benefit (i.e. proven and probable reserves), the time horizon to expected development, and the existence of an economic plan for development. By its nature there is a significant amount of management estimate involved in this evaluation.

Property acquisition costs, and longer term development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves which are accessible by the Company. Management's estimate of gold price, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the recoverability of the Company's investment in mining properties. The Company assesses capitalized costs for recoverability on an annual basis or more frequently if circumstances warrant. When the carrying value is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset's carrying value.

Property acquisition costs and longer term development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves. The capitalized costs are tested for recoverability if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is considered not recoverable on this basis, the Company will write down the carrying value to the net recoverable amount, calculated on non-discounted basis.

h) Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated over their estimated useful lives. This requires estimation of the useful life of the asset and its salvage and residual value. Property, plant and equipment are tested for recoverability if events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of property, plant and equipment is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Impairment losses are measured as the amount by which the carrying amount of a fixed asset exceeds its fair value. As is true for all accounting estimates, it is possible that changes in future conditions could require changes in the recognized amounts for accounting estimates. Should an adjustment become necessary, it would be reported in earnings in the period in which it became known.

Property, plant and equipment are recorded at historical cost and are amortized on by the declining balance method over their estimated useful lives, as follows:

Buildings	4%
Motor vehicles	30%
Furniture and office equipment	20%
Plant and equipment	20%
Assets under capital lease	20%

i) Convertible debentures

The convertible debentures are convertible into shares, as disclosed in Note 13. The Company's convertible debentures are classified into their debt and equity components, based on the net present value of the future interest and principal payments at the time of issue. The equity component represents the estimated value of the conversion rights of the holders.

2. Significant accounting policies (continued)

j) Share-based compensation plan and warrants

The Company has a share-based compensation plan as described in Note 10 and Note 11. The fair value based method of accounting is applied to all share-based compensation. The fair value of the share options granted is estimated on the date of grant using the Black-Scholes option-pricing model. Compensation expense is recognized when share options are granted. Any consideration paid by the directors on exercise of the share option is credited to share capital.

k) Loss per share

Basic loss per share is calculated using the daily weighted average number of shares outstanding.

Diluted loss per share is calculated using the daily weighted average number of shares that would have been outstanding during the year had all dilutive potential common shares been issued at the beginning of the year, or when the underlying options or convertible securities were granted or issued, if later. The treasury share method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

l) Inventory

Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore on surface, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value on a first-in first-out basis.

m) Closure costs

The Company recognizes the fair value of a liability for an asset retirement obligation when it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made when the asset retirement obligation is incurred, the liability will be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of the estimate of the liability for an asset retirement obligation, a corresponding asset retirement cost is recognized by increasing the carrying amount of the, related asset, which is then amortized on the same basis as the related asset. After initial measurement, period-to-period changes in the estimate of the liability for an asset retirement obligation resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized as necessary. If the fair value of an asset retirement obligation cannot be reasonably estimated, this is generally because it is not practicable within constraints of timeliness or cost to reliably measure the fair values.

n) Changes in accounting policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants relating to financial instruments:

Section 3855, "Financial Instruments – Recognition and Measurement"

Section 3865, "Hedging"

Section 1530, "Comprehensive Income"

Section 3251, "Equity"

Section 3861, "Financial Instruments – Disclosure and Presentation"

Section 1506, "Accounting Changes"

2. Significant accounting policies (continued)

These new standards have been adopted on a retroactive basis with no restatement to prior period financial statements.

– **Section 3855, "Financial Instruments – Recognition and Measurement"**

This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances, changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of the adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Transactions to purchase or sell financial assets are recorded on the settlement date.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue, or disposal of a financial asset or financial liability. Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. The effective interest method of amortization is used for any transaction costs for financial instruments measured at amortized cost.

Financial assets are classified as loans and receivables, held-to-maturity investments, available-for-sale, or held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities. Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments.

Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.

Available-for-sale financial assets are initially measured at fair value; measurement in subsequent reporting periods is also at fair value if fair value can be reasonably determined. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.

Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.

Derivative instruments are recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in net earnings, except for derivatives that are designated as cash flow hedges, in which case the fair value change for the effective portion of such hedging relationships are recognized in other comprehensive income.

The Company may designate any financial instrument whose fair value can be reliably measured as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855.

The Company has designated its accounts payable, convertible debentures, long term debt (excluding capital leases), and royalty obligation as other liabilities pursuant to CICA Handbook Section 3855, all of which are reflected on the balance sheet as amortized cost using the effective interest method of measurement.

Cash and marketable securities and collateral deposit have been designated as held-for-trading pursuant to CICA Handbook Section 3855, which are reflected on the balance sheet at fair value.

2. Significant accounting policies (continued)

The Company has designated accounts receivable and restricted promissory note as loans and receivables pursuant to CICA Handbook Section 3855. Both of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

As a result of adopting the above standards, the Company recorded a transition adjustment of $40,426 net of tax of $nil to the opening balance of deficit in recognition of the adjustment of marketable securities to fair value. There is no transition adjustment attributable to the above standards recognized in the opening balance of accumulated other comprehensive income at January 1st, 2007.

- **Section 3865 "Hedging"**

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies including fair value hedges and cash flow hedges.

In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net earnings. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective as defined by the standard ("effective"), will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion as defined by the standard ("ineffective") will be recognized in net earnings. The amounts recognized in accumulated other comprehensive income will be reclassified to net earnings in those periods in which net earnings is affected by the variability in the cash flows of the hedged item.

The Company presently does not have any hedging transactions.

- **Section 1530 "Comprehensive Income"**

Comprehensive income includes net income and other comprehensive income. Other comprehensive income generally includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation adjustments net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company's financial statements will include a statement of other comprehensive income for any items included in other comprehensive income while the cumulative amount and accumulated other comprehensive income, will be presented as a category of shareholders' equity. The Company does not have other comprehensive income or accumulated other comprehensive income.

- **Section 3251 "Equity"**

With the introduction of the new standards relating to financial instruments, the CICA has replaced previous Section 3250 – Surplus with Section 3251 – Equity. This new section establishes standards for the presentation of equity and changes in equity during the reporting period.

- **Section 3861 "Financial Instruments – Disclosure and Presentation"**

This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classifications of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and the Company's policies for controlling those risks.

2. Significant accounting policies (continued)

– **Section 1506 "Accounting Changes"**

The objective of this Section is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section is intended to enhance the relevance and reliability of an entity's financial statements and the comparability of those financial statements over time and with the financial statements of other entities.

o) Future changes to significant accounting policies

CICA Handbook Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1st, 2007. These new sections will replace CICA Handbook 3861. These Sections establish standards for presentation of financial instruments and non-financial derivatives and complement the principles for recognizing, measuring, and presenting financial assets and financial liabilities in Handbook Section 3855 – Financial Instruments – Recognition and Measurement, Handbook Section 3865 – Hedges. The Sections deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA Handbook Section 1535 – Capital Disclosures will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1st, 2007. This Section will require the Company to disclose information that enables users of its financial statements to evaluate the Company's objectives, policies, and processes for managing capital.

CICA Handbook Section 3031 – Inventories will be effective for fiscal years beginning on or after January 1, 2008. The objective of the section is to prescribe the accounting treatment for inventories. A primary issue in accounting for inventories is the amount of cost to be recognized as an asset and carried forward until the related revenues are recognized. The Section provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

The Company is currently considering the effect on the financial statements of the new standards.

3. Marketable securities

	December 31, 2007	December 31, 2006
GIC, interest at 4.12% (2006 - 4.25%) paid annually, maturing July 2012 (2006 - July 2009), pledged as security for long-term debt.	$ 71,362	$ 68,560
Short term investments - see detailed description below	33,028,140	-
Cashable GIC, interest at 4.35%, maturing June 2008	485,744	-
Cashable GIC, interest at 4.43%, maturing September 2008	20,517	-
Silver certificates, 116.65 oz (2006 - nil) with a market value at December 31, 2007 being $14.76 per oz (2006 - $nil).	1,722	-
Gold certificates, 1.55 oz (2006 - 1,093.735 oz) with a market value at December 31, 2007 being $820.50 per oz (2006 - $739.85)	1,271	768,772
	$ 33,608,756	$ 837,332

3. **Marketable securities (continued)**

	Weighted Yield to Maturity	Range of Maturities	Maturity Value	Market Value
Bankers Acceptance	4.69%	Jan 8, 08 to Aug 25, 08	$ 12,530,000	$ 12,350,556
GE Funding Company Discount Note	4.86%	Feb 12, 08	1,000,000	993,830
Money Market Funds			100,000	100,000
Coupons and Residuals	4.10%	Apr 10, 08 to Dec 1, 08	2,166,760	2,112,671
Government of Canada Bonds	3.95%	Feb 15, 08 to Jan 15, 09	5,132,000	5,174,482
Provincial Government Bonds	4.09%	Apr 1, 08 to Dec 18, 08	5,042,895	5,094,754
Municipal Bonds	4.11%	Jan 17, 08 to Oct 29, 08	2,859,000	2,891,696
Term deposit	4.33%	Dec 19, 08	900,000	901,285
Corporate Bonds and Debentures	4.78%	Jan 22, 08 to Oct 24, 08	3,365,000	3,408,866
TOTAL SHORT TERM INVESTMENTS	**4.40%**	**Jan 8, 08 to Jan 15, 09**	**$ 33,095,655**	**$ 33,028,140**

Market value includes $14,879 of accrued interest and $1,861 of unrealized gain in market value. These amounts are recognized as interest revenue on the income statement.

4. **Property, plant and equipment**

	December 31, 2007			December 31, 2006		
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value
Land	$ 502,210	$ -	$ 502,210	$ 469,210	$ -	$ 469,210
Buildings	1,424,027	81,553	1,342,474	341,868	32,846	309,022
Motor vehicles	63,598	28,963	34,635	42,344	21,028	21,316
Furniture and office equipment	350,156	122,003	228,153	243,528	82,293	161,235
Plant and equipment	8,830,097	1,968,722	6,861,375	5,931,883	14,527	5,917,356
Assets under capital lease	694,908	107,907	587,001	-	-	-
	$ 11,864,996	**$ 2,309,148**	**$ 9,555,848**	**$ 7,028,833**	**$ 150,694**	**$ 6,878,139**

5. Mineral properties

	December 31, 2007			December 31, 2006		
	Cost	Accumulated depletion	Net Book Value	Cost	Accumulated depletion	Net Book Value
Mine development and equipment	$ 16,480,336	$ 671,386	$ 15,808,950	$ 16,480,336	$ 270,047	$ 16,210,289
Mineral properties	21,792,712	689,009	21,103,703	12,210,486	175,600	12,034,886
	$ 38,273,048	**$ 1,360,395**	**$ 36,912,653**	**$ 28,690,822**	**$ 445,647**	**$ 28,245,175**

6. Deferred financing costs

	December 31, 2007	December 31, 2006
Balance, beginning of the year	$ 877,604	$ 110,023
Debenture issue costs	-	1,172,171
Amortization of debenture issue costs	-	(404,590)
Deferred financing costs reclassed to liability (Note 2n)	(877,604)	-
Balance, end of the year	**$ -**	**$ 877,604**

7. Mining claims and options

Summary of mining claims and options:

Partner	Location	Agreement entered	December 31, 2007 Carrying Value	Commitment for option
Peter Dunlop	7 claims Beresford Lake	April 2004	$431,449 (December 31st, 2006 - $304,449) 3% Net smelter return to optioner, may be bought down by optioner	$875,000 by the third anniversary with $175,000 in Year 1 and $250,000 by Year 2 Commitments met as at December 31, 2007.
Greenbelt Gold Mines Inc.	27 claims 3 km South of Rice Lake 50% interest	January 2005	$421,200 (December 31st, 2006 - $28,200)	$750,000 by third anniversary with $200,000 in year 1 and $250,000 in year 2 Commitments met as at December 31, 2007.
Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	Strikepoint 2,223 hectares 20 claims Adjacent to Western boundary of Company's gold mine 50 % interest	August 2005	$nil (December 31st, 2006 - $nil) Optioner retains 3% gross overriding royalty on precious metals and 3% net smelter returns on base-metal production	$750,000 in exploration work over the 3 year period ending in August 2008 $100,000 in year 1, $250,000 in year 2 and $400,000 in Year 3
Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	Beresford Lake 10 claims 2,320 hectares 25 km southeast of existing minesite	October 2005	$nil (December 31st, 2006 - $nil) 3% overriding royalty on 3 of the claims (Blue Ace Group) 0.5% royalty for the rest of the claims	$750,000 by August 31, 2008 $100,000 by August 31, 2006 $250,000 in year 2 $500,000 in year 3
Total			$852,649 (December 31st, 2006 - $332,649)	

8. **Long-term debt**

	December 31, 2007	December 31, 2006
Term loan, repayable at $1,034 monthly plus interest at prime plus 1 1/2%, secured by marketable securities, due July 2009.	$ 19,606	$ 32,014
Term loan, repayable by $8,238 blended monthly payments at 5.75% interest rate, secured by the collateral deposit of $450,000, due May 2010.	216,094	300,336
Term loan, repayable by $5,936 blended monthly payments at 13% interest rate, secured by specific equipment, due February 2008.	11,668	76,385
Term loan, repayable by $3,334 blended monthly payments at 5.75% interest rate, secured by specific equipment, due January 2010	98,619	-
Capital lease, repayable by $20,960 blended monthly payments at 15% interest rate, secured by specific equipment, due January 2010	451,279	-
Capital lease, repayable by $1,020 blended monthly payments at 7.1% interest rate, secured by specific equipment, due July 2008	5,997	17,370
	803,263	**426,105**
	353,063	172,950
	$ 450,200	**$ 253,155**

Principal due on long-term debt by period end and in aggregate over the next three years is approximately as follows:

December 31, 2008	$ 353,063
December 31, 2009	369,891
December 31, 2010	80,309
	$ 803,263

9. **Asset retirement obligation**

The mine operates under Environmental License No. 2161 S1 RR issued by Manitoba Conservation in March 1996 and amended in September 1998. The mine also has a closure and rehabilitation plan that has been accepted by Manitoba Industry, Trade, and Mines. A closure plan for the Bissett Gold Mine was submitted on September 1st, 2001. The plan covers all aspects of rehabilitation of the mine including post closure monitoring.

The Company's asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and re-contouring, re-vegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligation, management used a credit adjusted risk-free rate applicable to the Company.

The total estimated cost for the closure and post closure monitoring is $3,300,000. At March 17th, 2004, the Company present valued this liability at $932,000 and is accreting it over a 13 year period at the Company's credit adjusted risk-free rate of prime rate plus 6%. For the year ended December 31st, 2007 the Company recorded accretion expense of $124,832 (December 31st, 2006 – $113,973), resulting in a carrying value of $1,347,138 for the obligation (December 31st, 2006 - $1,222,306).

10. Share capital

Authorized: Unlimited number of common shares

Issued: 205,351,838 common shares (December 31st, 2006 – 141,055,425)

	December 31, 2007	December 31, 2006
Shares subscribed (not issued)	$ -	$ 186,028
Shares issued	143,170,923	65,280,384
	$ 143,170,923	**$ 65,466,412**

Shares subscribed represents amounts received or receivable for options and warrants for which shares have not been issued.

The Company's board of directors and shareholders have approved a stock option plan, the purpose of which is to provide employees, consultants, and directors of the Company with the opportunity to participate in the growth and development of the Company.

	December 31, 2007		December 31, 2006	
	(#)	($)	(#)	($)
Balance, beginning of the year	141,055,425	65,280,384	95,681,368	32,338,526
Private placements	55,224,412	69,351,997	7,111,511	13,933,899
Options exercised	1,362,534	1,394,586	2,580,355	962,224
Warants exercised	700,944	907,047	30,235,050	15,739,033
Debentures converted	4,876,250	4,083,841	5,277,500	2,111,000
Debenture interest converted	1,683,716	1,611,518	69,641	43,702
Non monetary issues	448,557	541,550	100,000	152,000
Balance, end of the year	**205,351,838**	**143,170,923**	**141,055,425**	**65,280,384**

11. Options and warrants

During the year ended December 31, 2007, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of 0% (December 31st, 2006 – 0%), expected volatility of 50% (December 31st, 2006 – 88%), risk free interest rate of 3.91% to 4.62% (December 31st, 2006 – 3.84%), and expected life of 365 days to 1,825 days (December 31st, 2006 – 1,825 days).

11. Options and warrants (continued)

A summary of the status of the Company's share option plan as at December 31st, 2007 and December 31st, 2006 and changes during the years then ended is as follows:

	December 31, 2007	Average Price ($)	December 31, 2006	Average Price ($)
Options exercisable, beginning of the year	8,386,776	0.56	7,642,131	0.31
Options granted	2,601,724	1.17	3,325,000	0.92
Options exercised	1,362,534	0.65	2,580,355	0.34
Options exercisable, end of the year	**9,625,966**	**0.67**	**8,386,776**	**0.56**
Weighted average remaining life (years)	**2.52**		**3.72**	

A summary of the status of the Company's outstanding warrants as of December 31st, 2007 and December 31st, 2006 and changes during the periods then ended is as follows:

	December 31, 2007	Average Price ($)	December 31, 2006	Average Price ($)
Warrants exercisable, beginning of the period	1,057,611	0.65	33,453,554	0.55
Warrants granted	26,314,733	1.22	-	-
Warrants exercised	(700,944)	0.65	(30,323,603)	0.54
Warrants expired	(356,667)	0.65	(2,072,340)	0.58
Warrants exercisable, end of the period	**26,314,733**	**1.22**	**1,057,611**	**0.65**
Weighted average remaining life (years)	**1.44**		**0.51**	

12. Contributed surplus

Changes in contributed surplus consisted of the following:

	December 31, 2007	December 31, 2006
Contributed surplus, beginning of the year	$ 5,428,333	$ 5,115,520
Conversion of debentures	(257,127)	(102,413)
Equity adjustment on debentures	-	1,188,299
Warrants issued	4,424,704	-
Warrants exercised	(90,236)	(2,591,675)
Warrants expired	(46,600)	(272,479)
Options issued	1,376,210	2,780,299
Options exercised	(520,813)	(689,218)
Contributed surplus, end of the year	**$ 10,314,471**	**$ 5,428,333**

13. Convertible debentures

In 2004, San Gold Corporation completed offerings of subordinate convertible, redeemable, retractable debentures in the amount of $2,111,000. The debentures had a term of two years from the initial closing date (November 3rd, 2004), and interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The debentures were converted into common shares at a price of $0.40 per share for a total of 5,277,500 shares on January 31st, 2006. Interest of $43,702 was paid by the issue of 69,641 common shares at an average price of $0.628.

In February 2006, $10,000,000 worth of 2 year senior convertible redeemable debentures were issued. The debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. In January 2008, as described in Note 20, the Company redeemed the remaining $6,115,000 principal of the February 2006 Debenture. Of this amount, $6,080,000 was converted into common shares and the remaining $35,000 was redeemed for cash. The debentures may be converted at the option of the debenture holders into common shares of the Company at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the debenture holders to convert their debentures into common shares upon such notice of redemption.

In October 2006, $6,734,000 worth of 2 year senior secured convertible redeemable debentures were issued. The debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The debentures may be converted at the option of the debenture holders into common shares of the Company at a price of $1.60 per share at any time after the first anniversary of the date of issuance. The debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the debenture holders to convert their debentures into common shares upon such notice of redemption.

The following allocation of the convertible debentures to debt and equity components on issuance of the convertible debentures is based on the net present value of future interest and principal payments with an estimated cost of borrowing (without the conversion option) of 13% for the debentures.

	November 2004 Debenture	February 2006 Debenture	October 2006 Debenture	Total
Liability	$ 2,008,588	$ 9,355,918	$ 6,189,783	$ 15,545,701
Equity	102,412	644,082	544,217	1,188,299
	2,111,000	10,000,000	6,734,000	16,734,000
Conversion of debentures	(2,111,000)	-	-	-
Principal - December 31, 2006	-	10,000,000	6,734,000	16,734,000
Conversion of debentures	-	(3,885,000)	(16,000)	(3,901,000)
Principal - December 31, 2007	$ -	$ 6,115,000	$ 6,718,000	$ 12,833,000

13. Convertible debentures (continued)

The accretion of the liability component of the convertible debentures, which increases the liability component from the initial allocation on the date of issuance, is reported as accretion of convertible debentures in the statement of operations.

	November 2004 Debenture	February 2006 Debenture	October 2006 Debenture	Total
Liability, December 31, 2005	$ 2,071,822	$ -	$ -	$ 2,071,822
Issuance of debentures	-	9,355,918	6,189,783	15,545,701
Accretion	39,178	236,578	29,462	305,218
Conversion of debentures	(2,111,000)	-	-	(2,111,000)
Liability, December 31, 2006	-	9,592,496	6,219,245	15,811,741
Accretion		299,207	270,991	570,198
Conversion of debentures	-	(3,811,241)	(15,472)	(3,826,713)
Liability, December 31, 2007	-	6,080,462	6,474,764	12,555,226
Financing fees, beginning of year	-	(471,875)	(405,729)	(877,604)
Amortization of financing fees	-	392,513	193,203	585,716
Finance fees related to debentures converted	-	30,832	505	31,337
	$ -	$ 6,031,932	$ 6,262,743	$ 12,294,675

The following schedule reflects the financing costs associated with the convertible debentures.

	December 31, 2007	December 31, 2006
Accretion of debentures	$ 570,198	$ 305,218
Interest expense	1,635,526	903,724
	$ 2,205,724	$ 1,208,942

14. Income taxes

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

	December 31, 2007	December 31, 2006
Loss for the period before income taxes	$ 29,936,722	$ 21,253,617
Combined statutory tax rate	36.12%	36.62%
Income tax recovery based on statutory rate	10,813,144	7,783,075
Valuation allowance	(10,813,144)	(7,783,075)
	$ -	$ -

Significant components of the Company's future income tax assets and liabilities are as follows:

	December 31, 2007	December 31, 2006
Future income tax assets:		
Non-capital losses carried forward	$ 9,500,000	$ 5,700,000
Canadian exploration and development expense pools	4,900,000	19,100,000
	14,400,000	24,800,000
Future income tax liabilities		
Property, plant, and equipment	12,100,000	10,000,000
Net future income tax asset	2,300,000	14,800,000
Valuation allowance	(2,300,000)	(14,800,000)
	$ -	$ -

14. Income taxes (continued)

As at December 31st, 2007, the Company had non-capital loss carry forward amounts available for income tax purposes of $30,300,000 that expire as follows:

Taxation year	December 31, 2007	Expiry
2002	$ 500,000	December 31, 2008
2003	700,000	December 31, 2009
2004	1,200,000	December 31, 2013
2005	2,200,000	December 31, 2014
2005	1,800,000	December 31, 2015
2006	3,200,000	December 31, 2026
2007	20,700,000	December 31, 2027
	$ 30,300,000	

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of the purchase price of the flow-through shares issued to the purchasing shareholders and as a result, tax deductibility of these costs will not be available to the Company. As at December 31st, 2007, the Company had an obligation to spend $7,169,531 of flow through capital renounced to shareholders (December 31st, 2006 - $7,667,267).

At December 31st, 2007 the Company reported $15,500,000 (December 31st, 2006 - $58,000,000) of unused cumulative Canadian exploration and development costs available to offset future taxable income. The tax benefits pertaining to these expenses are available for carry forward indefinitely.

15. Related party transactions

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., Hotel San Antonio, and Hugh Wynne

	December 31, 2007	December 31, 2006
Accounts receivable, beginning of the year	$ 45,792	$ 154,082
Expenses at exchange amount	(4,227,611)	(4,623,033)
Management fees	54,000	(36,000)
GST on services	(231,726)	(289,718)
Payments issued	4,327,610	4,840,461
Shares issued	51,500	-
Accounts receivable, end of the year	$ 19,565	$ 45,792
Prepaid expenses	$ 200,000	$ -

15. **Related party transactions (continued)**

During the year, the Company purchased goods and services for the sum of $4,139,297 (December 31st, 2006 - $4,622,085) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and Chairman of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed or capitalized in the year, forming part of direct exploration expenses, general & administrative expenses and capitalized as part of mineral properties on the Company's statement of operations and deficit and balance sheet. The amounts due from Hugh Wynne and controlled corporations on December 31st, 2007 of $219,565 (2006 - $45,792) are included in the accounts receivable on the Company's balance sheet. The $200,000 prepaid expense balance arises contractually as a retainer for ongoing services from Wynne Drilling Ltd. The Company has obtained a fairness opinion with respect to the amounts charged for drilling expenses.

The Company undertakes transactions in the normal course of business with other related parties. These transactions are recognized at the exchange amount. Related party transactions include $438,325 (2006 - $607,449) of legal fees recognized in general and administrative expense and $221,698 (2006 - $41,860) of legal fees charged against related equity issuances paid to a firm of which a director is a partner. General and administrative expenses also include $38,392 (2006 - $10,416) paid to a Company controlled by a director for environmental and related work, and $43,500 (2006 - $72,000) and $40,320 (2006 - $18,000) respectively paid to companies controlled by Directors for various business consulting work.

16. **Restricted promissory notes and royalty obligation**

	December 31, 2007	December 31, 2006
Restricted promissory note due February 15, 2015, interest at 6%, pledged to secure royalty obligation	$ 10,000,000	$ 10,000,000
Restricted promissory note due February 15, 2016, interest at 7%, pledged to secure royalty obligation	48,869,000	48,869,000
Restricted promissory note due February 15, 2017, interest at 7%, pledged to secure royalty obligation	55,000,000	-
	$ 113,869,000	$ 58,869,000
Restricted accrued interest	$ 3,513,275	$ 80,805

During the year ended December 31st, 2007, the Company sold a production royalty for proceeds of $55,000,000 (year ended December 31st, 2006 - $48,869,000). As part of this transaction, $55,000,000 (December 31st, 2006 - $48,869,000) of the sales price was invested with a financial institution and has been pledged to secure the Company's obligations under the royalty agreement.

The Company received $1,596,412 (2006 - $172,438) in indemnification fees for the indemnification provided for any breach of the royalty agreement by the Company and prepaid interest on the promissory notes of $2,510,255 (2006 - $4,342,185). The funds received pursuant to the indemnification have been presented as deferred revenue and are being recognized over the expected remaining life of the royalty agreement.

16. Restricted promissory notes and royalty obligation (continued)

	December 31, 2007	December 31, 2006
2005 Indemnification fee received	$ 536,852	$ 536,852
Less: amortization of 2005 indemnification fee	(107,135)	(45,747)
2006 Indemnification fee received	172,438	172,438
Less: amortization of 2006 indemnification fee	(36,191)	(19,160)
2007 Indemnification fee received	1,596,412	-
Less: amortization of 2007 indemnification fee	(5,810)	-
Deferred indemnification fees	2,156,566	644,383
Deferred interest on restricted promissory note	326,093	-
Deferred revenue	**$ 2,482,659**	**$ 644,383**

Annual royalties on the 2007 royalty sale will be payable at rates ranging from $72.05 to $169.89 per ounce of gold produced during the period of the agreement to the later of December 31st, 2017 and five years after the end of commercial production from the mine. Annual royalties on the 2006 royalty sale will be payable at rates ranging from $29.26 to $268.71 per ounce of gold produced during the period of the agreement to the later of December 31st, 2016 and five years after the end of commercial production from the mine. Annual royalties on the 2005 royalty sale will be payable at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31st, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the restricted promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 100% subsidiaries of Rice Lake Gold Corporation will have the right to purchase ("Call") the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, the purchaser of the royalties will have the right to sell ("Put") their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiaries of Rice Lake Gold Corporation's pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2017 inclusive. Under the commitment, minimum gold price thresholds of $875, $1,075, and $1,275 per ounce trigger NPI levels of 6%, 6.75% and 7% respectively. Under the 2005 and 2006 commitments, minimum gold prices or $875, $1,075, and $1,275 per ounce trigger NPI levels of 1%, 2%, and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

17. Loss per share

The Company determines basic loss per common share on the weighted average number of outstanding common shares for the period.

Net loss available to common shareholders for the year ended December 31st, 2007 is $29,936,722 (December 31st, 2006 - $18,445,817). Outstanding options, warrants, and convertible debentures are anti-dilutive.

	December 31, 2007	December 31, 2006
Basic and diluted shares outstanding	160,853,659	117,733,015

18. Risk management and fair values

The Company's risk management policies are typically manifested as part of the day to day management of operations. As management becomes aware of risks, the functioning of control procedures is evaluated both directly and through consultation with employees, consultants and third parties with a judgment on the cost and benefit of different courses of action as well as the impact on risk and fair value. The Company has not designated transactions as hedging transactions to manage risk. As a part of the overall operation of the Company, management considers the avoidance of undue concentrations of risk. These risks include, and the actions taken to manage them are as follows:

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may have an effect on the cash flows associated with some financial instruments, known as interest rate cash flow risk, or on the fair value of other financial instruments, known as interest rate price risk.

Credit risk

Credit risk arises from the possibility that debtors may be unable to fulfill their commitments. For a financial asset, this is typically the gross carrying amount, net of any amounts offset and any impairment losses. The Company has credit policies to address credit risk on accounts receivable, which may include the analysis of the financial position of the debtor and review of credit limits. The Company also may review credit history before establishing credit and reviews credit performance. An allowance for doubtful accounts or other impairment provisions are established based upon factors surrounding credit risk, historical trends and other information.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to currency risk as it relates to marketable securities based on the price of gold in US dollars of $820.50 as at December 31st, 2007 (2006 - $634.30). Changes in the applicable exchange rate may result in a decrease or increase in foreign exchange income or expense. The Company may enter into forward exchange contracts to manage part of the foreign exchange risk exposures relating to customer accounts receivable balances and trade accounts payable denominated in U.S. currency.

Fair values

The fair values of the Company's current financial assets and liabilities (cash, accounts receivable, and accounts payable), approximate their recorded values as at year-end due to their short-term nature. Management has estimated that the fair value of marketable securities and collateral deposit approximate their book value.

The fair value of the Company's long-term debt (excluding capital leases) for the year ended December 31st, 2007 is $345,987 (December 31st, 2006 - $408,735). The fair value of long-term debt has been estimated based on the current market rates for mortgages with similar terms and conditions. The fair value of the Company's long-term debt subject to variable interest rates approximates its recorded value.

The cash flows associated with the restricted promissory notes and royalty obligations are equal. The net fair value of the restricted promissory notes and royalty obligation is $nil (December 31, 2006 - $nil).

Fair value is an estimate of the amount at which items might be exchanged in an arm's length transaction between knowledgeable willing parties who are under no compulsion to act. Fair value should not be interpreted as an amount that could be realized in immediate settlement of the instruments. The estimate of fair value at year-end may not represent fair values at any other date. The determination of fair value is also affected by the use of judgment and by uncertainty.

19. Commitments and contingencies

The Bissett mine operates under a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1st, 1992. The license fee is payable annually to the Province of Manitoba.

In addition, the Company is potentially subject to regular audits from federal and provincial tax authorities relating to income, capital, and commodity taxes and as a result of these audits may receive assessments or reassessments. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

To satisfy the closure plan described in Note 9, the Company has agreed to provide a cheque, bond, or letter of credit in the amount of $40,000 as well as a pledge of the current estimated salvage value of mine assets to cover the calculated value of mine closure and post closure monitoring costs.

20. Subsequent events

In January 2008, the Company redeemed $6,080,000 of the $6,115,000 principal amount of debentures that were to mature on February 28, 2008 for shares and the remaining $35,000 was redeemed for cash. The Company sent a notice of redemption to the holders of the debentures on January 9, 2008 exercising its right to redeem the debentures on February 11, 2008, subject to the right of the holders of the debentures to convert their debentures into common shares prior to that date. In addition, the Company announced that it has issued 494,889 common shares in payment of approximately $550,122 of the interest owing on the debentures. The common shares were issued at a 20% discount from the closing price of the common shares on the date upon which the debentures were surrendered for conversion. The remainder of the interest owing on the debentures in the subsequent period of $3,375 was satisfied by cash payments to the holders of the debentures. The common shares issued to holders of debentures who elected to receive their interest payment in common shares instead of cash are restricted from transfer for a period of four months and a day in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

In the subsequent period, the Company granted a total of 4,200,000 share options to officers, directors, employees and consultants of the Company. The options are granted at a strike price of $1.40 and vest over a three year period.

In the subsequent period, the Company entered into an option agreement with certain persons to acquire the mineral rights to 25 patented consecutive gold mining claims described as the "Dalton Property". The surface rights to the patented claims may be acquired at the Company's option for fair market value. Consideration on account of this agreement consists of $250,000 in cash by the second anniversary, 300,000 shares by the second anniversary and cumulative work expenditures on the property of $1,500,000 over three years. A finder's fee of 50,000 shares was also remitted after the TSX venture approval of the transaction.

San Gold CORPORATION

RECEIVED
2008 MAY -7 P 1:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

San Gold Discovers Fourth New High Grade Hinge Vein

April 21, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to report that exploration drilling in the Hinge Zone area has discovered a new high grade gold bearing vein (Hinge #4) to the north and parallel to the previously discovered zones. Hole #GS-08-17, drilled in a south-east direction on section 300E encountered 1.5 meters of 60.6 g/tonne in this new vein as well as multiple deeper "breccia vein" intersections. Results from this hole as well as the remaining holes drilled on this section line are tabulated below:

Hole #	From	To	Length		Gold g/tonne (oz/ton)		Zone
GS-08-15	136.2 m	140.6 m	4.4 m	(14.4 ft)	7.5	(0.22) visible gold	Hinge #4
GS-08-17	149.9 m	151.5 m	1.6 m	(5.3 ft)	60.6	(1.77) visible gold	Hinge #4
and	210.0 m	217.0 m	7.0 m	(23.0 ft)	4.8	(0.14)	breccia
and	315.8 m	318.7 m	2.9 m	(9.5 ft)	5.8	(0.17)	breccia
GS-08-19	347.5 m	349.3 m	1.8 m	(6.0 ft)	9.9	(0.29)	Hinge #4

The section lines run north-west to south-east and are 100 feet (30 meters) apart. This new zone has been drilled as well on section 400E (3 holes: GS-08-23, 25 and 27) and 500E (3 holes: GS-08-29, 31 and 33) and has encountered the new zone with strong mineralization including visible gold in each hole. The holes drilled on section 500E encountered significant widths of between 20 and 30 feet (6 to 10 meters) with numerous occurrences of visible gold recorded throughout the intersections. Assays are pending on these holes and will be made available upon receipt. Hole # GS-07-28 drilled from section 000E previously encountered this zone (see press release dated February 19, 2008) with an intersection of 2.3 meters of 20.1 g/tonne, which gives the Hinge #4 zone a drilled strike length of 500 feet (150 meters) to date. This zone remains open along strike to the north-east and to the south-west as well as at depth.

To date a total of at least 4 sub parallel new veins have been discovered in the Hinge area, as well as numerous uncorrelated breccia zones within 100 to 300 meters of surface. Two diamond drills are currently drilling in the Hinge area.

Please see press releases dated January 15th, 2008 and February 19th, 2008 for the first posted results of the Hinge zones discovered to the south. The new zones are roughly parallel, dip to the north-west and are made up of quartz and carbonate veins containing gold mineralization. The volcanic units which contain the new veins are located in a sequence of rocks which lie approximately 1500 meters into the hanging wall stratigraphically above and geographically to the north of the mineralized mine unit of the Rice Lake Gold Mine. The new zones are located approximately 1.5 kms to the north-east of San Gold's operating Rice Lake and mine and mill, and are fully accessible by road.

Please see the San Gold website (www.sangoldcorp.com) for a plan view location map and cross-sectional view of this new discovery as well as selected pictures of drill core intersections.

This program was carried out under the supervision of W.S. Ferreira, P.Geo., the Qualified Person for this project under National Instrument 43-101. The drill core was split, with half sent to TSL Laboratories in Saskatoon, SK and fire assayed with an AA and gravimetric finish. Whole metallics were performed on samples containing visible gold. Check assays were also performed on pulps and rejects by both TSL and by Accurassay Laboratories of Thunder Bay, ON. The core lengths are actual lengths as drilled and have not been adjusted for the true width of the mineralized zones.

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

San Gold
CORPORATION

For Immediate Release:

April 29th, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Gestur Kristjansson, Chief Financial Officer of San Gold Corporation, reports the release of annual audited financial statements and related Management Discussion and Analysis of San Gold Corporation for the year ended December 31, 2007. Documents will be available for review at www.sedar.com .

For further information, contact Gestur Kristjansson, Chief Financial Officer of San Gold Corporation at 1-800-321-8564.

San Gold
CORPORATION

May 1, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

San Gold Announces New Chief Operating Officer

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to announce the appointment of Ian Berzins as the company's new chief operating officer, effective May 1, 2008.

Ian has over 29 years of diverse experience in the mining industry ranging from large open-pit operations to narrow-vein underground mines. Ian's most recent position was as General Manager responsible for the construction and start-up of Sherwood Copper's Minto Operations in the Yukon, completed on time and on budget. He previously held senior management positions with gold miners Harmony Gold, Echo Bay Mines, Miramar Mining and other larger operations such as Albian Sands and Suncor. Ian is registered as a member of the Association of Professional Engineers and Geoscientists of Manitoba and holds a Bachelor of Science (Mining Engineering) degree from Queen's University.

San Gold management is excited to have Ian join our team as his extensive operating and technical experience and proven interpersonal skills are exactly what are required to advance San Gold to the next level.

Dale Ginn, CEO of San Gold commented: "We welcome Ian as a key member of our management team as we progress from development to production at the Rice Lake and SG1 mines and potentially begin development of a third mine this year. The senior management and technical leaders are now in place to carry out our operational plans with the proper focus, which will also allow us to apply greater attention to quantifying and growing our mineral resources as well as the company".

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.

SANGOLD CORPORATION

Management's Discussion and Analysis
For the year ending December 31, 2007

Head Office

General Delivery
PO Box 1000
Bissett, MB, R0E 0J0
Email: info@sangoldcorp.com
Website: sangoldcorp.com

Date of report: April 29, 2008

San Gold Corporation Management Discussion and Analysis

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management discussion and analysis of San Gold Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's audited annual financial statements for the period ending December 31, 2007 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian generally accepted accounting principles. References to "San Gold" or the "Company" include references to the subsidiaries of the Company where the context requires.

Forward Looking Statements

This management discussion and analysis contains "forward-looking statements" within the meaning of Canadian securities legislation. These forward-looking statements are made as of the date of this management discussion and analysis and San Gold does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the estimation of mineral resources, the future price of gold, the realization of mineral resources estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the integration of acquisitions, as well as those factors discussed below in the sections entitled "Other MD&A Requirements and Additional Disclosure and Risk Factors". Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. See "Other MD&A Requirements and Additional Disclosure and Risk Factors"

Date of Report

April 29, 2008

Overview

The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada and producing gold from: (i) the underground shaft mine of the Company (the "Rice Lake Mine") that forms part of the Company's operations in the Rice Lake area of the Province of Manitoba; and (ii) the spiral ramp mine of the Company (the "San Gold #1 Mine") located three kilometers to the east of the Rice Lake Mine. The Rice Lake Mine was formerly called the San Antonio Mine and is known by some as the Bissett Mine. The San Gold #1 Mine started development in 2005 and is often referred to as SG1.

The Company's operations in the Rice Lake area of the Province of Manitoba, including the Rice Lake Mine, the San Gold #1 Mine and the surrounding property and mineral claims of the Company is referred to as the "Rice Lake Project". Rice Lake Gold Mine is owned through Rice Lake Gold Corporation. As at December 31, 2007, Rice Lake Gold Corporation was a wholly-owned subsidiary of Rice Lake Joint Venture Inc., which in turn was a wholly-owned subsidiary of the Company. On January 1, 2008, Rice Lake Joint Venture Inc. was amalgamated with its wholly-owned subsidiary, Rice Lake Gold Corporation, to form a new corporation which retained the name Rice Lake Gold Corporation.

Through its subsidiary, Rice Lake Gold Corporation, the Company produces gold from underground ore reserves at the Rice Lake Mine. In addition, the Company produces gold from the San Gold #1 Mine. The ore from the Rice Lake Mine and the San Gold #1 Mine is processed at the Rice Lake Mill, which is owned by Rice Lake Gold Corporation. The capacity of the Rice Lake Mill is currently 1,250 tons of ore per day.

Gold is refined to dore bars at the Rice Lake Mill. The bars are transported by armoured car to a 3rd party refinery in Southern Ontario and refined into bars of 99.5% purity or higher on behalf of the Company. Revenue is recognized when the bars are shipped and recorded as an account receivable until a certificate is received. Once agreement on purity level is achieved, the refined gold is exchanged for certificates which are accounted for as a marketable security and ultimately sold to fund operations. The Company does not undertake any hedging arrangements and records the sale at the prevailing price. Any gain or loss on holding the certificate is recorded as a mark to market adjustment; $53,779 of gain was recorded in revenue for the increase in the market value of certificates held during the most recently completed year (2006 – nil).

The Company continues to undertake extensive exploration and development work, primarily in the Bissett area of the Province of Manitoba. The Company has increased its ore resources and reserves from measured plus indicated resources of 326,280 and inferred resources of 225,000 ounces of gold in 2004, when its predecessor companies acquired Harmony Gold (Canada) Inc., to measured plus indicated resources of 402,880 and inferred resources of 1,197,670 ounces of gold as further described in the National Instrument 43-101 compliant technical report dated December 1, 2006 entitled " MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES AS OF DECEMBER 1, 2006" prepared by A.C.A. Howe International Limited, Mining and Geological Consultants. As of the date hereof, the Company has not updated its 43-101 documentation for drill results obtained over the last 16 months including the discovery of a series of high grade gold bearing quartz veins located near surface and 1.5 kilometers Northeast of the Rice Lake Mill.

The Company's growth strategy is two-fold: (i) to establish a profitable production level and (ii), to continue exploration activities towards increasing the level of reserves and resources. This strategy includes seeking joint venture and other relationships with companies or individuals that can be accretive to reserves and resources and by extension, accretive to shareholder value.

Overall Performance and Results of Operations

The Company has hot yet reached a level of commercial production that generates positive cash flows and therefore remains dependent upon existing working capital or financing activities to fund operations. During the year ended December 31, 2007, the Company was successful in obtaining equity financing of $21.89 MM in June, 2007 at a price of $1.00 per share, and $40.075 MM at a price of $1.40 per share in December, 2007. Additionally, the Company successfully obtained investment in flow through shares of $5.0 MM in September, 2007 at a price of $1.45 per share and $2.169 MM in December, 2007 at a price $1.69 per share. Management believes that the increasing share prices at which the Company is able to undertake financing(s) partly demonstrates the increasing underlying value in the Company and while somewhat dilutive, provides the capital necessary to work towards the Company's primary business objectives of increasing the mineral reserves and resources and bringing the mining operations closer to a self sustaining level of production. Management has no immediate plans for further financings.

As at December 31, 2007 and April 29, 2008, the date of this report, the Company had sufficient cash on hand to fund current exploration and production operations. If this amount proves inadequate to achieve positive cash flow, the Company may be required to pursue additional equity or debt financing. Although management has been successful in obtaining financing in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

The Company's audited annual consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The annual audited consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

Financial Condition and Liquidity

The Company's financial condition is improved over its position last year. As at December 31, 2007 the Company had current assets of $51.3 MM including $6.6 MM in bank cash and $33.6 MM in short term high grade investment securities. This compares to $18.7 MM of current assets at the comparable time last year. (A summary of the securities is available in Note 3 to the annual audited financial statements)

The Company had current liabilities of $24.1 MM as at December 31, 2007 (2006 - $6.3 MM). Of this amount, $6.7 MM is funded through a restricted promissory note (2006 – $1.2 MM) and $12.3 MM is classified as current due to the maturity of the Company's convertible debentures (2006 - $0). The debentures are described in Note 13 of the annual audited financial statements. Debentures having a December 31, 2007 face value of $6.1MM were redeemed for shares and cash ($6.08 MM in shares and $0.035 MM in cash) in the period subsequent to December 31, 2007. The remaining October 2006 debentures in the aggregate principal amount of $6.7 MM mature in October of 2008 and are convertible into common shares at a price of $1.60. As at December 31, 2007, the Company had a working capital surplus of $27, 200,792 compared to a working capital surplus of $12,390,574 on December 31, 2006.

Therefore, as at December 31, 2007, the Company has sufficient cash reserves to meet currently planned exploration and development activities and to fund operational activities in the short term including the potential contingency of having to redeem all or a portion of remaining debentures for cash . As the time horizon extends further into the future, the Company will become more dependent upon operations to generate sufficient amounts of cash to continue to be able to meet obligations and discharge liabilities as they become due.

Selected Annual Information

Selected Annual Information:	12 months ended December 2007	12 months ended December 2006	4 months ended December 2005	12months ended August 2005
Sales	$ 4,422,817	$ 768,771	$	$
Interest and Other revenue	6,608,719	5,351,418	54,224	191,035
Income/(Loss)	(29,936,722)	(18,445,817)	(3,146,521)	(5,386,529)
Per share and fully diluted per share	(0.19)	(0.16)	(0.03)	(0.07)
Total Assets	212,961,930	114,333,003	36,945,480	23,320,950
Total Long Term Financial Liabilities	115,665,491	76,155,365	11,455,538	3,509,855

Note that the Company changed it's year end to December 31st in 2005 and therefore presents both the year ended August 2005 and the four month stub period as comparatives.

Results of Operations

Overall, management is pleased with the success of the Company's exploration program but seeks to improve the speed of progress on the development of the mining operations. Industry wide challenges facing the Company include increasing input costs and significant competition for skilled labour within the sector. Mitigating the increasing input costs are a favourable and sustained increase in the price of gold and positive capital markets permitting investment in improved capital infrastructure intended to lead to improved efficiencies in the coming year. To address some of the labour challenges facing the Company and to augment the committed local labour force, the Company mobilized contractors (Dumas Mining) in the deep section of the Rice Lake Mine in December 2007. It is too early to evaluate the effectiveness of contracted development and production but factors influencing the decision to incorporate them into the mix of labour were the availability of accessible stopes in the Rice Lake Mine that could be discreetly accessed as well as the ability to link expenditures more directly with results.

The Company is still lacking sufficient experienced shrinkage stope miners as well as experienced geologists. The Company is also evaluating its logistics and materials warehousing function with the intent of improving controls and accountability there. The Company is in the process of hiring a Chief Operating Officer and has recently hired a VP of Technical Services; both reflective of a developer evolving into a producer. In the period subsequent the Company announced retention initiatives for certain current staff in the form of options commensurate with increasing responsibilities.

Summary of Quarterly Results and Selected Operational Metrics

	2007				2006			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	1,103,940	1,431,951	1,378,384	453,986	768,771			
Interest and Other Revenue	2,092,682	2,077,138	1,396,414	1,068,901	2,216,958	592,286	1,848,615	693,559
Income (Loss)	(6,873,298)	(6,567,151)	(9,436,968)	(7,059,305)	(2,096,781)	(5,589,537)	(6,688,195)	(4,071,304)
Per share (basic and fully diluted)	(0.03)	(0.04)	(0.06)	(0.05)	(0.01)	(0.04)	(0.06)	(0.04)
Other Selected Operational Metrics:								
Tons Milled	21,748	29,911	30,104	14,890				
Assayed Head Grade YTD	0.091	0.091	0.086	0.096				
Contained ounces	2,093	3,222	2,451	1,427				
Gold Sales - ozs	1,276	1,896	1,858	595	1,093			
Realized price per ounce	865	755	742	763	703			

Note: Limited Production in 2006 – comparative not meaningful.

The Company recognized revenue during the year ended December 31, 2007 of $4,368,261 on sales of 5,624 ounces of gold. This compares to revenue of $768,771 on 1,093 ounces sold in the prior year. The Company reported a lnet loss of $29,936,722 ($0.19 per share) for the twelve months ended December 31, 2007 compared to a loss of $18,445,817 ($0.16 per share) for the prior year. The loss from operations for the most recently completed year was $17,237,727 (2006 - $8,357,729). Grades were lower than what was initially expected for a couple of reasons: first, much of 2007 milling was on account of development ore coming from the SG1 location – staff was being trained on long hole mining techniques and this combined with dilution that had been anticipated, resulted in grades approximating .09 oz/ton for much of 2007. Secondly, as the Rice Lake Mine came out of care and maintenance it necessitated the skipping of development ore that was at a lower grade than what is historical for the mine. The discovery of new deposits underground at Rice Lake including the press released high grade "93" and "98" veins (see also press release dated January 18th, 2007) with grades of over 1 oz/ton that were developed during 2007 below 4500 feet - shifted development somewhat to take advantage of those locations. The above noted factors have contributed to the delay in the realization of the higher grades that are expected as communicated in the 43-101 ACA Howe " MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES" document.

The overall metallurgical recovery is expected to improve over that realized in 2007. Gold losses to tailings stabilized during the course of operations in 2007 and so going forward, gold recovery will be dependent upon feed grade of ore going to the mill. Production has not stabilized in the subsequent period enough to have visibility into when operations will be sufficiently positive to cover operational expenses. This remains a major focus and Management is taking steps necessary to achieve the proper mix of development and stope ore.

Amortization expense was $2,158,455 in the most recent year compared to $64,602 in the previous year, primarily resulting from the fact that operations have commenced, accordingly equipment expenses and related expenses are amortized. Depletion expense has also increased to $914,747 from $445,647 in the prior year commensurate with our level of production and reflective of the fact that the amount of gold in process at the mill has largely stabilized.

Exploration expense was $6,583,386 for the year ended December 31, 2007 compared to $7,496,599 in the previous year. The decrease is attributable to drilling done with respect to the Cartwright zone being capitalized to mineral properties due to the existence of an economic plan on its development consistent with policy. The Company undertook surface drilling of 15,185 feet in satisfaction of joint venture claims on Marum and Greenbelt properties and 130,852 feet on account of properties owned by the Company. The Company's commitment to the exploration program remains strong.

In the period immediately subsequent to the recently completed year end, the Company reported successful results from its surface drilling program. Multiple new gold bearing zones located approximately 1.5 kilometers northeast of the Rice Lake Mine revealed a series of high grade gold bearing quartz veins and preliminary results ranging from 0.13 to 0.90 ounces per ton. The Company views these discoveries as very significant and is continuing its efforts to prove the discovery and plan activities accordingly. It should be noted that this discovery, while potentially significant, is very preliminary and has not been incorporated into our calculated reserves as at the date hereof.

General and administrative expenses were $6,745,135 for the year completed December 31st, 2007 compared to $5,829,586 for the previous year. The increase is attributable to increases in our professional and third party consulting fees during the year as well as charges in the amount of $266,000 regarding a PST audit.

Royalty and Interest expense increased to $4,212,859 and $1,823,809, respectively from $578,176 and $962,861 respectively in the prior year. These items relate to the Red Mile royalty transactions (described in Note 16 of the annual audited financial statements) and are effectively funded from the restricted interest income derived from the restricted promissory note related thereto.

Capital Resources and Cash flows

The Company continues to work towards its mine and mill development plans and to carry out its planned exploration programs.

During the most recently completed year ending December 31st, 2007:
The Company reported a use of cash from operations of $26.0 MM (2006 -$18.7 MM) – this arises from the noted operating loss of $29.9 MM (2006 - $18.4) including non-cash items with respect to accretion, amortization and depletion, as well as share based compensation. Share based compensation was higher in the previous year due to the issuance of a higher volume of options than in the most recently completed year.

Investing activities include a use of cash of $4.8 MM on account of the purchase of various equipment and machinery (2006 - $3.1 MM) and the capitalization of exploration and development on the mine properties of $9.6 MM (2006 - $10.7 MM). Investing activities also include an increase in marketable securities of $32.8 MM, primarily arising from the investment of the proceeds of the equity issuances towards the end of the year. There is also a $55 MM (2006 - $48.8 MM) investment in restricted promissory notes to fund the royalty sale to the Red Mile limited partnership as described in Note 16 to the financial statements.

Financing activities of $122.6 MM (2006 – $90.8 MM) include proceeds from shares issued of $71.3 MM (2006 - $26.9 MM) net of related issuance costs of $4.1 MM (2006 - $0.4 MM). Also included in financing activities are the proceeds from the sale of the $55 MM royalty obligation (2006 - $48.9 MM). Finally, the Company received $0.3 MM as proceeds from long term debt (2006 - $0.1 MM). This is primarily from proceeds on capital leases associated with specific pieces of equipment financing.

Significant projects completed during 2007 and recorded in capital include:

- Extensive renovation of offices in main building complex.
- Addition of 2 additional camp facilities for housing mine employees and the purchase of an executive residence in town of Bissett.
- New accounting software and hardware and related implementation.
- New phone system.
- Acquisition of Elphinstone scooptrams and engine upgrades of underground equipment.
- New compressors and compressor buildings for SG1 and Rice Lake Mine sites.
- Aforementioned development work on permanent openings at SG1 and Rice Lake Mines.

The Company has immediate plans for improvements to its main hoist infrastructure at the Rice Lake Mine. The Company has set aside $1.265 MM for mechanical improvements and installation of the hoist and related components. The Company is also planning upgrades to its ball mill and cone crusher at the mill as well as acquisition of equipment to support underground mining and milling activities. The Company is planning for continued underground development of $9 MM, camp upgrades, a rock mechanics study and small equipment of approximately $0.9 MM and is currently undertaking feasibility work on the aforementioned discovery of high grade gold bearing quartz veins, no capital budget has been allocated for this project as of the date of this report. Funding for known items has been obtained and is currently invested in short term, minimum risk securities described in Note 3 – Marketable securities of the Company's annual audited financial statements.

The Company has also committed to $0.25 MM of lease financing on specific equipment in the period subsequent.

Intentionally Blank

Transactions with Related Parties

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., Hotel San Antonio, and Hugh Wynne

	December 31, 2007	December 31, 2006
Accounts receivable, beginning of the year	$ 45,792	$ 154,082
Expenses at exchange amount	(4,227,611)	(4,623,033)
Management fees	54,000	(36,000)
GST on services	(231,726)	(289,718)
Payments issued	4,327,610	4,840,461
Shares issued	51,500	-
Accounts receivable, end of the year	**$ 19,565**	**$ 45,792**
Prepaid expenses	**$ 200,000**	**$ -**

During the year, the Company purchased goods and services for the sum of $4,139,297 (December 31st, 2006 - $4,622,085) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and Chairman of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed or capitalized in the year, forming part of direct exploration expenses, general & administrative expenses and capitalized as part of mineral properties on the Company's statement of operations and deficit and balance sheet. The amounts due from Hugh Wynne and controlled corporations on December 31st, 2007 of $219,565 (2006 - $45,792) are included in the accounts receivable on the Company's balance sheet. The $200,000 prepaid expense balance arises contractually as a retainer for ongoing services from Wynne Drilling Ltd. The Company has obtained a fairness opinion with respect to this the amounts charged for drilling expenses.

The Company undertakes transactions in the normal course of business with other related parties. These transactions are recognized at the exchange amount. Related party transactions include $438,325 (2006 - $607,449) of legal fees recognized in general and administrative expense and $221,698 (2006 - $41,860) of legal fees charged against related equity issuances paid to a firm of which a director is a partner. General and administrative expenses also include $38,392 (2006 - $10,416) paid to a Company controlled by a director for environmental and related work, and $43,500 (2006 - $72,000) and $40,320 (2006 - $18,000) respectively paid to companies controlled by Directors for various business consulting work.

Directors' Compensation

The Company pays non-management directors a fee of $3,000 per month in their capacity as Directors. In the twelve month period ended December 31, 2007 total compensation paid to Directors in their capacity as Directors was $144,000. In the twelve month period ended December 31st, 2006, two non-management Directors each received a Director's fee of $18,000.

Fourth Quarter

The issuance of 28,625,000 shares in the fourth quarter of 2007 for aggregate proceeds of $40,075,000 had a material impact on the financial condition of the Company. The Company also concluded a flow through share offering whereby it issued 1,283,746 flow through shares for gross proceeds of $2,169,531 on December 27, 2007.

The Company also accrued $266,000 on account of the completion of a PST audit in the fourth quarter and the negotiated settlement of fees related to the issuance of a 2006 share offering was recorded against share issuance costs in the amount of $300,000.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statement requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Please see Note 2 in our annual audited financial statements for a complete description but the following two items are determined to be the most critical by management.

Resources, Reserves and Production

The figures for resources and reserves presented in this and other documents are estimates and no assurance can be given that the anticipated level of recovery and/or grades of reserves or resources will be realized. Establishment of a gold reserve and development of a gold mine does not assure a profit on the investment or recovery of costs. In addition, geological complexity, mining hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from a mine. These conditions include delays in obtaining governmental approvals or consents, insufficient transportation capacity or other geological and mechanical conditions. While diligent mine supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels. Moreover, short-term operating factors relating to ore reserves and resources, such as the need for orderly development of an ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. The quantity of a given mineral tends to vary in all types of deposits. Due to the nature of drilling and building reserves, small variances both positive and negative must be anticipated. Resources are estimated and must account for large sections of ore bodies that are believed to contain what the average overall results demonstrate. The effect of these factors could have a material adverse effect on the Company's business, financial conditions and prospects.

Recoverable Values

The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable productions.

Changes in Accounting Policies including Initial Adoptions

The Company initially adopted the following accounting policy during the first quarter:

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments:

- **Section 3855, "Financial Instruments – Recognition and Measurement"**
- **Section 3865, "Hedging"**
- **Section 1530, "Comprehensive Income"**
- **Handbook Section 3861 – Financial Instruments – Disclosure and Presentation**
- **Handbook Section 3251 – Equity**
- **Handbook Section 1506 – Accounting Changes.**

These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

a. Section 3855, "Financial Instruments – Recognition and Measurement"

This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances, Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of the adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability. Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. The effective interest method of amortization is used for any transaction costs for financial instruments measured at amortized cost.

Financial assets are classified as loans and receivables, held-to-maturity investments, available-for-sale, or held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities. Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments. Classification of the Company's financial instruments are outlined below.

Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.

Available-for-sale financial assets are initially measured at fair value; measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.

Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.

Derivative instruments are recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in net earnings, except for derivatives that are designated as cash flow hedges, in which case the fair value change for the effective portion of such hedging relationships are recognized in Other Comprehensive Income.

The Company may designate any financial instrument whose fair value can be reliably measured as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855.

The Company has designated its Accounts payable, Convertible debentures, Long term debt and Royalty obligation as other liabilities pursuant to CICA Handbook Section 3855, all of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

Cash and marketable securities and Collateral deposit have been designated as held for trading pursuant to CICA Handbook Section 3855, both of which are reflected on the balance sheet at fair value.

The Company has designated Accounts receivable and promissory note as Loans and receivables pursuant to CICA Handbook Section 3855. Both of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

As a result of adopting the above standards, the Company recorded a transition adjustment of $40,426 net of tax of nil to the opening balance of retained earnings in recognition of the adjustment of marketable securities to fair value. There is no transition adjustment attributable to the above standards recognized in the opening balance of AOCI at January 1, 2007.

b. Section 3865 "Hedging"

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies including fair value hedges and cash flow hedges.

In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net earnings. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective as defined by the standard ("effective"), will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion as defined by the standard ("ineffective") will be recognized in net earnings. The amounts recognized in AOCI will be reclassified to net earnings in those periods in which net earnings is affected by the variability in the cash flows of the hedged item.

Deferred gains or losses on the hedging instrument with respect to fair value hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to net earnings over the remaining term of the hedged item for fair value hedges, and for cash flow hedges will be recognized in AOCI and reclassified to net earnings in the same period during which the hedged item affects net earnings. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses will be recognized in the opening balance of deficit on transition.

The Company presently does not have any hedging transactions.

c. Section 1530 "Comprehensive Income"

Comprehensive income includes net income and other comprehensive income ("OCI"). OCI generally includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation adjustments net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company's financial statements will include a statement of other comprehensive income for any items included in OCI while the cumulative amount and accumulated other comprehensive income ("AOCI"), will be presented as a category of shareholders' equity.

d. Section 3251 "Equity"

With the introduction of the new standards relating to financial instruments, the CICA has replaced previous Section 3250 – Surplus with Section 3251 – Equity. This new section establishes standards for the presentation of equity and changes in equity during the reporting period.

e. Section 3861 "Financial Instruments – Disclosure and Presentation"

This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and the Company's policies for controlling those risks.

f. Section 1506 "Accounting Changes"

The objective of this Section is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section is intended to enhance the relevance and reliability of an entity's financial statements, and the comparability of those financial statements over time and with the financial statements of other entities.

g. Future changes to significant accounting policies

CICA Handbook Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. These new sections replace CICA Handbook 3861. These Sections establish standards for presentation of financial instruments and non-financial derivatives and complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Handbook Section 3855 – Financial Instruments – Recognition and Measurement, Handbook Section 3865 – Hedges. The sections deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA Handbook Section 1535 – Capital Disclosures will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The section will require the Company to disclose information that enables users of its financial statements to evaluate the Company's objectives, policies and processes for managing capital. The Company is currently considering the affect on the financial statements of the new standards.

CICA Handbook Section 3031 – Inventories will be effective for fiscal years beginning on or after January 1, 2008. The objective of the section is to prescribe the accounting treatment for inventories. A primary issue in accounting for inventories is the amount of cost to be recognized as an asset and carried forward until the related revenues are recognized. The Section provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

San Gold did capitalize expenditures associated with mining properties and related equipment during the year in the amount of $14,418,388 as, consistent with policy, in the opinion of management there is now the probability of future benefit with a known time horizon and the existence of an economic plan. In the same period last year, the Company capitalized $13,836,759 of expenditure related to mineral properties and related equipment. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

Financial Instruments and Other Instruments

The Company does not undertake hedging or speculation activities other than timing differences associated with making gold available for sale and selling it. As noted, the Company is evaluating its disclosure in this regard in light of new rules that are coming into effect.

Other MD & A Requirements and Additional Disclosure

Additional Disclosure for Venture Issuers without Significant Revenue

To date, the Company has historically had minimal revenues and acquired its operating funds primarily by means of equity and debt issues. Of the amount capitalized in the prior year ended December 31, 2007, $4,000,353 (2006 - $6,092,949) was on account of development at the SG 1 mine, $3,743,028 (2006 - $4,623,435) was on account of development at the Rice Lake Mine and $1,838,845 (2006 - nil) was related to activities at the Cartwright zone. The proportion of funds spent on direct operating expenses compared to general expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration and development capital and its exploration and development activities.

Risk Factors

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Financing Risks

The Company has limited financial resources, has a history of losses and has no assurance that additional funding will be available to it for further exploration and development. Failure to obtain such additional financing, if required, could result in delay or indefinite postponement of further exploration and development of the Rice Lake Project. Any further additional equity financing undertaken by the Company will cause dilution to the shareholders of the Company.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

No Assurance of Titles or Boundaries

The Company's mineral properties, may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Metal Prices

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered or produced. Metal prices have fluctuated widely, particularly in recent years. The level of interest rates, the rate of inflation, world supply of mineral commodities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political systems and developments. The price of mineral commodities has fluctuated widely in recent years, and future serious price declines could cause commercial production to be uneconomic.

Competition

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In particular, the mining industry has been suffering from a lack of sufficient, qualified experienced miners. Accordingly, competition for such personnel is fierce and the Company must compete against other mining companies to retain such personnel. The lack of sufficient personnel is a limiting factor in the timeliness of the development of the Company and its business.

Environmental Regulations

The operations of the Company may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which introduces stricter standards, enforcement and fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in statutes and regulations has a potential to reduce the profitability of operations. To the best of the Company's knowledge, the Company is in compliance with all material environmental laws and regulations.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter in accordance with *The Corporations Act* (Manitoba).

Shortages of Supplies and Personnel

The Company may be adversely affected by shortages of critical supplies or equipment or trained personnel required to operate the business of the Company. Any shortage of critical supplies or equipment or trained personnel will affect the timeliness of the development of the Company and its business.

Market Perception

Market perception of junior exploration, development and mining companies may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the Company's ability to raise further funds by issue of additional securities or debt.

No History of Earnings

The Company has no history of earnings with respect to its mineral exploration and development activities and there is no assurance that its operations will ever be profitable or provide a return on investment in the future. The Company has not paid dividends in the past and has no plans to pay dividends in the future.

Hedging

The Company does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Company has no protection from declines in mineral prices.

Share Price Fluctuations

In recent year, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price that would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuous fluctuations in price will not occur.

Exchange Rate Fluctuation

The financial results of the Company may be adversely affected by fluctuations in the rate of exchange of Canadian dollars into U.S. dollars. The Company does not currently take any steps to hedge against currency fluctuations.

Discussion on Internal Controls

As a venture issuer, San Gold's management is not required to certify or include representations about the design and maintenance of Disclosure Controls & Procedures or Internal Control over Financial Reporting and none of the following comments should be so interpreted, however, in the interest of full disclosure management wishes to include the following comments on Internal Control over Financial Reporting and Disclosure Controls & Procedures in this management discussion and analysis.

In interpreting the following two sections on Disclosure Controls and Procedures and Internal Control over Financial Reporting, readers are cautioned that a control system can only provide reasonable, not absolute, assurance that the objectives of the control system are achieved. Due to the inherent limitations in all control systems, an evaluation of controls cannot provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. Inherent limitations include the possibility that the assumptions and judgments of management could ultimately prove to be incorrect under varying conditions and circumstances; or that isolated errors could prove to have a significant impact on the reliability of information.

Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and it is not possible to provide complete assurance that a control system will succeed in achieving its stated goals under all potential future conditions.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators). These responsibilities include : (i) designing the Company's disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them during the time period where quarterly and annual filings are being prepared; and (ii) evaluating the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD & A their conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation. In connection therewith, the board of directors has created a disclosure committee which has within its mandate to oversee the Company's disclosure practices.

San Gold's management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007 in providing reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer are also responsible for establishing and maintaining internal control over financial reporting (as required by Multilateral Instrument 52-109). These responsibilities include: (i) designing the Company's internal control over financial reporting, or causing it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (ii) causing the Company to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent period that has materially affected, or is reasonably likely to materially affect, the

Company's internal control over financial reporting. Internal control over financial reporting should include policies and procedures that establish, among others, the following items:

- Maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
- Receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
- Reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and the Chief Financial Officer, carried out an assessment of the design of the Company's internal controls over financial reporting and concluded that the following weaknesses existed as at December 31, 2007. These items have been reported to the Audit Committee and the Board of Directors, and the remedial actions described below have been mandated by the Board. San Gold chooses to disclose these items as continuing efforts are made towards improving disclosure and enhancing internal controls.

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management's substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company has initiated a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a set of policies and procedures. The completion of documentation and implementation of the initiative will proceed during 2008.

Information Systems

The Company determined that its information systems and supporting processes require improvements to adequately protect the Company and to provide management information in a timely manner especially given the rapid pace of growth of the Company. It was determined that the current use of multiple systems is inefficient and created inconsistencies in systems, policies, and procedures. During 2007, the Company continued its efforts to migrate onto a common platform. Rice Lake Gold Corporation is as of the 4th quarter of 2007, accounted for entirely on the new system and plans are in place to migrate San Gold Corporation onto the common platform in 2008.

Segregation of Duties

The Company is currently reliant on the performance of compensating procedures during its annual financial close process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These compensating controls include:

- Review of all balances and reconciliations;
- Analytical review and review of performance against expectations.

During the year ended December 31, 2007 the Company enhanced internal controls over financial reporting by introducing the following additional changes:

- Began process to enhance security over assets and data including physical security, backup etc.
- Completed migration onto new IT platform for primary operational company.
- Commenced procedures for electronic tracking of supplies inventory items.

Outstanding Share Data

As of April 29, 2008, the date of this report, the Company had 214,664,589 common shares outstanding and an unlimited number of authorized common shares.

Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Gestur Kristjansson, the Chief Financial Officer of San Gold Corporation, certify the following:

1. **Review:** I have reviewed the AIF, if any, annual financial statements and the annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of San Gold Corporation (the issuer) for the financial year ended December 31, 2007.

2. **No misrepresentation:** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 29, 2008

"Gestur Kristjansson"

Gestur Kristjansson
Chief Financial Officer, San Gold Corporation

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information is required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Dale Ginn, the Chief Executive Officer of San Gold Corporation, certify the following:

1. **Review:** I have reviewed the AIF, if any, annual financial statements and the annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of San Gold Corporation (the issuer) for the financial year ended December 31, 2007.

2. **No misrepresentation:** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 29, 2008

"Dale Ginn"
Dale Ginn
Chief Executive Officer, San Gold Corporation

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information is required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

RECEIVED
2008 MAY -7 P 1:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reporting Issuer Name: San Gold Corporation

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	205,351,838	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	1.205	
Market value of class or series	(i) X (ii) =	247,620,091
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)

Capitalization

(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = 247,620,091

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) $6,700

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = ______

Late Fee, if applicable

(As determined under section 2.5 of the Rule) ______

APPENDIX A – CORPORATE FINANCE PARTICIPATION FEES (effective April 1st, 2006)

Capitalization	Participation Fee
under $25 million	$600
$25 million to under $50 million	$1,300
$50 million to under $100 million	$3,200
$100 million to under $250 million	$6,700
$250 million to under $500 million	$14,700
$500 million to under $1 billion	$20,500
$1 billion to under $5 billion	$29,700
$5 billion to under $10 billion	$38,300
$10 billion to under $25 billion	$44,700
$25 billion and over	$50,300

CIBC Mellon Trust Company | CIBC Mellon

May 2, 2008

TSX Venture

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

Dear Sirs:

RE: SAN GOLD CORPORATION

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	June 23, 2008
RECORD DATE FOR NOTICE:	May 23, 2008
RECORD DATE FOR VOTING:	May 23, 2008
BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 23, 2008
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

CIBC MELLON TRUST COMPANY

Judy Power
Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)

bb/NM_SanGold

END